SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2015

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Public Company

MATERIAL FACT

New CEO and Executive Officers

Rio de Janeiro, February 6, 2015 - Petróleo Brasileiro SA - Petrobras informs that its Board of Directors, in a meeting held today, has approved with majority vote the election of Aldemir Bendine as CEO of Petrobras replacing the current CEO, Maria das Graças Silva Foster.

Maria das Graças Silva Foster is also leaving the Company’s Board of Directors, which elected Aldemir Bendine as its new Director. This election, according to the provisions of the Brazilian legislation and Petrobras’ by-law, is valid until the next General Shareholders Meeting.

Aldemir Bendine was CEO and member of the Board of Directors of Banco do Brasil. He has a bachelor degree in Business Administration from PUC-Rio, and a MBA degree in Finance and General Training for Senior Executives.

The Board of Directors also elected, with majority vote, Ivan de Souza Monteiro, as Chief Financial Officer and Chief Investor Relations Officer, in replacement to Almir Guilherme Barbassa. Ivan Monteiro was the Senior Vice President of Financial Management and Investor Relations of Banco do Brasil since June 2009, where he had already served as Commercial Officer, Senior Vice President of Finance, Capital Markets and Investor Relations, and also as Chairman of the Supervisory Board of BB AG. He has a bachelor degree in Electronic Engineering and Telecommunications from INATEL-MG and MBA degree in Finance and Management.

The following executives have also been elected with majority vote to take over the position as interim Executive Directors:

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, and the Company’s other filings with the U.S. Securities and Exchange Commission.

➢  the current Executive Manager of Corporate Exploration and Production, Solange da Silva Guedes, as Exploration and Production Officer, replacing José Miranda Formigli Filho. Solange Guedes is PhD in petroleum engineering, with 30 years of experience at Petrobras where she has held several managerial positions, all related to Exploration and Production.

➢  The current Executive Manager of Downstream Logistics, Jorge Celestino Ramos, as Downstream Officer to replace José Carlos Cosenza. Jorge Celestino has a bachelor degree in chemical engineering from Rio de Janeiro State University (UERJ) and in oil processing engineering from CENPRO as well as a specialization in ethanol production technology from COPPE / UFRJ and a MBA in Business Administration and Marketing. He has been working for 32 years at Petrobras where he has held several managerial positions in the Downstream area and at Petrobras Distribuidora.

➢  The current Executive Manager of Corporate Gas and Power, Hugo Repsold Júnior, as Gas and Power Officer replacing José Alcides Santoro Martins. Hugo Repsold has a bachelor degree in Mechanical Engineering from Universidade Federal Fluminense (UFF) and in economics from Rio de Janeiro State University (UERJ) as well as a Master degree in Energy Planning through Energy Planning Program of the Federal University of Rio de Janeiro (Coppe / PPE / UFRJ). He has been working for 30 years with the Company, where he has held several managerial positions in the areas of Exploration and Production, Strategy and Business Performance and Gas and Energy.

➢  the current Executive Manager of Engineering for Subsea Developments, Roberto Moro, as Engineering, Technology and Procurement Officer replacing José Antônio de Figueiredo. Roberto Moro has a bachelor degree in Mechanical Engineering from University Gama Filho, specializing in Project Management. He has been working for 33 years at Petrobras where he has held several managerial positions in Engineering.

Petrobras expresses gratitude to the CEO and Director Graça Foster and Officers Almir Barbassa, José Formigli, José Cosenza, José Alcides Santoro and José Antônio de Figueiredo for the technical expertise, professionalism and dedication in the exercise of their duties.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2015
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.